Exhibit 99.1

Annual General Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.
(the “Issuer”)

held on June 26, 2024

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 5	Carried	42,124,536	106,033
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	42,045,937	184,632
(b) Morgan Poliquin	Elected	42,045,732	184,837
(c) Alfredo Phillips	Elected	42,115,601	114,968
(d) Kevin O’Kane	Elected	42,114,852	115,717
(e) Ria Fitzgerald	Elected	42,116,809	113,760
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	42,135,107	95,462

Dated at Vancouver, B.C., this 26th day of June, 2024.

ALMADEN MINERALS LTD.

Per

“J. Duane Poliquin”
J. Duane Poliquin
Chair